Contact

www.linkedin.com/in/daniel-
dickson-84aa6713a (LinkedIn)

Top Skills

PHP Frameworks
PHP
PHP OOP

Daniel Dickson

Chief Technology Officer @ Startup Science
Portland, Oregon, United States

Summary

Software engineer | Peppeerjam| Jan-2017 to Present
Integrated both AffiliateTraction.com and AdAssured.com systems
into eBay's own technology using their frameworks
Laravel
Lumen
Flight
Worked as consultant to CTO and CSO to help the transition
It should be noted that eBay Marketing Solutions rebranded as
PepperJam

Experience

Startup Science
Chief Technology Officer
June 2024 - Present (1 year 8 months)

Smartwaiver
Software Development Manager
December 2023 - July 2024 (8 months)
United States

Gingr Pet-Care Software
Software Development Manager
May 2023 - December 2023 (8 months)
San Diego, California, United States

Phunware, Inc.
Software Development Manager
December 2021 - April 2023 (1 year 5 months)

Self Employed
Senior Software Development Manager
October 2021 - December 2021 (3 months)
San Diego Metropolitan Area

Guild Mortgage
Software Development Manager
January 2018 - October 2021 (3 years 10 months)
Kearny Mesa

Pepperjam
Software Engineer II
November 2015 - January 2018 (2 years 3 months)
Carlsbad California

AdAssured
Senior Software Engineer
September 2012 - January 2016 (3 years 5 months)
San Francisco Bay Area

AffiliateTraction
Senior Software Engineer
September 2009 - January 2016 (6 years 5 months)
San Francisco Bay Area

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